Exhibit 99.2

Dated 13 October 2026

Amendment Agreement

in respect of a USD 255,000,000 and ZAR 3,246,000,000 Facilities Agreement originally dated 7 October 2024 between, among others,

IHS Holding Limited

as Company and Obligors’ Agent

and

FirstRand Bank Limited

(acting through its Rand Merchant Bank division)

as Agent

White & Case SA

Katherine Towers, 1st Floor

1 Park Lane, Wierda Valley

Sandton, Johannesburg, 2196

Republic of South Africa

(i)

This Agreement is dated                        2026

Between:

(1)

IHS Holding Limited, an exempted company registered by way of continuation in the Cayman Islands with limited liability and having its registered office at 190 Elgin Avenue, George Town, Grand Cayman, KY1 – 9008, Cayman Islands, under the registration number 382000 (the “Company” and “Obligors’ Agent”); and

(2)	FirstRand Bank Limited (acting through its Rand Merchant Bank division), as agent of the other Finance Parties (the “Facility Agent”).

Whereas:

(A)	This Agreement is supplemental to, and amends, the Facilities Agreement (as defined below).
(B)

Pursuant to clauses 28.2 (Instructions) and 38.4 (Changes to reference rates) of the Facilities Agreement, if a Published Rate Replacement Event has occurred in relation to a Published Rate for a currency of a Loan, any amendment or waiver which relates to, amongst other things, providing for the use of a Replacement Reference Rate in relation to that currency in place of that Published Rate and aligning any provision of any Finance Document to the use of that Replacement Reference Rate, may be made with the consent of the Facility Agent (acting on the instructions of the Majority USD Lenders (in respect of any Replacement Reference Rate relating to Facility A) and the Majority ZAR Lenders (in respect of any Replacement Reference Rate relating to Facility B)) and the Obligors.

(C)

Pursuant to clauses 2.5 (Obligors’ Agent) and 38.1 (Required Consents) of the Facilities Agreement, the Company is appointed as agent of each Obligor in respect of the Facilities Agreement and is authorised to make such agreements and to effect relevant amendments, supplements and variations capable of being given, made or effected by any Obligor.

It is agreed as follows:

1.	Definitions and Interpretation
1.1	Definitions

Terms used (but not otherwise defined) in this Agreement have the meaning given to them in the Facilities Agreement (as defined below). In addition, unless the context dictates otherwise, the words and expressions set forth below shall bear the following meanings and cognate expressions shall bear corresponding meanings:

“Agreement” means this amendment agreement and its Schedules.

“Amended Facilities Agreement” means the Facilities Agreement, as amended by this Agreement.

“Amendment Date” means the date of this Agreement, provided that all Parties have signed this Agreement.

“Facilities Agreement” means the facilities agreement dated 7 October 2024 between, amongst others, IHS Holding Limited as Company, the financial institutions listed therein as Original Lenders, each entity listed therein as Original Facility Guarantors and FirstRand Bank Limited (acting through its Rand Merchant Bank division) as Facility Agent, as amended and/or restated from time to time.

“JIBAR” has the meaning given to that term in the Facilities Agreement.

“Parties” means the parties to this Agreement, and “Party” means, as the context requires, any of them.

“ZARONIA” means the South African Rand Overnight Index Average administered by the South African Reserve Bank.

1.2	Construction
(a)

The rules of interpretation applicable to the Facilities Agreement will apply to this Agreement as if set out in this Agreement save that references in the Facilities Agreement to “this Agreement” will be construed as references to this Agreement.

(b)	All the headings and sub-headings in this Agreement are for convenience only and are not to be taken into account for the purposes of interpreting it.
(c)

The provisions of clauses 1.2 (Construction) and 1.3 (Third Party Rights) of the Facilities Agreement shall apply to this Agreement as though set out in full in this Agreement, except that references to the Facilities Agreement therein shall be construed as references to this Agreement.

(d)	In the event of any conflict between the provisions of this Agreement and the provisions of the Facilities Agreement, the provisions of this Agreement shall prevail.
2.	Introduction
(a)

Pursuant to the announcement by the South African Reserve Bank, the supervisor of the use of JIBAR, that JIBAR will be permanently discontinued, a Published Rate Replacement Event has occurred in relation to JIBAR (being the Published Rate for ZAR, the currency of the Facility B Loans).

(b)

The Parties have agreed to amend the Facilities Agreement to, amongst other things, provide for the use of ZARONIA as the Replacement Reference Rate in place of JIBAR, align the provisions of the Facilities Agreement to the use of ZARONIA, implement market conventions applicable to ZARONIA and provide for appropriate fallback and market disruption provisions for ZARONIA, in each case, on the terms and conditions of this Agreement.

(c)

Pursuant to clause 38.4 (Changes to reference rates) of the Facilities Agreement, the amendments contemplated in this Agreement may be made with the consent of the Facility Agent (acting on the instructions of the Majority ZAR Lenders) and the Obligors, and such consent has been obtained.

3.	Amendment to the Facilities Agreement
(a)	Pursuant to the terms of the Facilities Agreement, each Party consents to the amendments to the Facilities Agreement contemplated by this Agreement.
(b)	With effect from the Amendment Date:
(i)	the amendments to the Facilities Agreement set out in Schedule 1 (Amendments to the Facilities Agreement) shall be deemed made, in each case, on the terms and conditions (if any) stated; and
(ii)	all references in the Facilities Agreement to “this Agreement” shall include the Facilities Agreement as amended by this Agreement.

(c)	The Facilities Agreement remains in full force and effect and is not novated, but is being amended pursuant to this Agreement. All other provisions of the Facilities Agreement shall remain unchanged.
(d)

With effect from the Amendment Date, the Facilities Agreement and this Agreement shall be read and construed as one document and references in the Facilities Agreement and in each of the Finance Documents to the Facilities Agreement shall be read and construed as references to the Facilities Agreement as amended by this Agreement; and save as amended by this Agreement, the Facilities Agreement and each Finance Document to which it is a party shall continue in full force and effect.

(e)	The Company and the Facility Agent designate this Agreement as a Finance Document by execution of this Agreement for the purposes of the definition of “Finance Document” in the Facilities Agreement.
4.	Confirmations
(a)

Each of the Obligors confirms that the guarantee and indemnity contained in clause 16 (Guarantee and Indemnity) of the Facilities Agreement shall, after giving effect to the amendments effected by this Agreement, on and after the Amendment Date:

(i)

continue in full force and effect and extend to the liabilities and obligations of each of the Obligors under the Amended Facilities Agreement and the other Finance Documents (as amended from time to time); and

(ii)	subject to the Legal Reservations, continue to constitute legal, valid and binding obligations of the Guarantors enforceable in accordance with their terms.
(b)	Each Obligor confirms that after giving effect to the amendments effected by this Agreement, each of the security interests created under any Security Document:
(i)

continues in full force and effect as security for the payment or discharge of all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of the relevant Obligor to the Secured Parties under the Finance Documents (including, without limitation, the Amended Facilities Agreement); and

(ii)	subject to the Legal Reservations, continues to constitute legal, valid and binding obligations of the relevant Obligors enforceable in accordance with its terms.
(c)

Each Obligor shall, at the request of the Facility Agent and at its own expense, do all such acts and things reasonably necessary or desirable to give effect to the amendments effected or to be effected pursuant to this Agreement.

5.	Representations and Warranties
(a)

The Company represents and warrants to the Facility Agent and to the Finance Parties that it has been, and remains, appointed and authorised to act as the Obligors’ Agent in accordance with clause 2.5 (Obligors’ Agent) of the Facilities Agreement.

(b)

Each Obligor jointly and severally, in each case, on the date of execution of this Agreement and the Amendment Date makes the Repeating Representations as if references to “this Agreement” in those Repeating Representations were references to this Agreement.

6.	Costs and Expenses

The provisions of Clause 17 (Costs and Expenses) of the Facilities Agreement shall apply to this Agreement as if it were expressly set out in this Agreement with the necessary changes being made and with each reference in the Facilities Agreement to “this Agreement” being construed as references to this Agreement.

7.	Incorporation of Terms

The terms of clauses 34 (Notices), 36 (Partial Invalidity) and 37 (Remedies and Waivers) of the Facilities Agreement shall be deemed to be incorporated into this Agreement save that references in the Facilities Agreement to “this Agreement” shall be construed as references to this Agreement.

8.	Counterparts

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

9.	Governing Law

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

10.	Enforcement

The provisions of clause 43 (Enforcement) of the Facilities Agreement shall be deemed to be incorporated into this Agreement in full, mutatis mutandis, save that references in that clause to “this Agreement” shall be construed as references to this Agreement.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

Schedule 1

Amendments to the Facilities Agreement (Facility B Loans)

Pursuant to clause 38 (Amendments and Waivers) and with effect from and including the Amendment Date, the Facilities Agreement shall be amended by:

1.	Inserting or replacing (as the case may be) the following definitions in Clause 1.1 (Definitions) in alphabetical order:

“Amendment Agreement” means the amendment agreement dated 13 October 2026, made between the Company as Borrower and Obligors’ Agent and the Facility Agent for itself and as agent of the other Finance Parties, amending the terms of the Facilities Agreement.

“Amendment Date” has the meaning given that term in the Amendment Agreement.

“Break Costs” means:

(a)	in respect of any Term Rate ZAR Loan or Facility A Loan, the amount (if any) by which:
(i)

the interest (excluding the Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period, exceeds:

(ii)

the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period; or

(b)	in respect of any Compounded Rate Loan, any amount specified as such in the Compounded Rate Terms.

“Central Bank Rate” has the meaning given to that term in the Compounded Rate Terms.

“Central Bank Rate Adjustment” has the meaning given to that term in the Compounded Rate Terms.

“Compounded Rate Interest Payment” means the aggregate amount of interest that:

(a)	is, or is scheduled to become, payable under any Finance Document; and
(b)	relates to a Compounded Rate Loan.

“Compounded Rate Loan” means any Facility B Loan or, if applicable, Unpaid Sum relating to Facility B which is, or becomes, a Compounded Rate Loan pursuant to Clause 8A (Rate Switch).

“Compounded Rate Supplement” means a document which:

(a)	is agreed in writing by the Company, the Facility Agent (in its own capacity) and the Facility Agent (acting on the instructions of the Majority ZAR Lenders);
(b)	specifies the relevant terms which are expressed in this Agreement to be determined by reference to Compounded Rate Terms; and

(c)	has been made available to the Company and each Finance Party.

“Compounded Rate Terms” means the terms set out in Schedule 18 (Compounded Rate Terms) or in any Compounded Rate Supplement.

“Compounded Reference Rate” means, in relation to any RFR Banking Day during the Interest Period of a Compounded Rate Loan, the percentage rate per annum which is the aggregate of:

(a)	the Daily Non-Cumulative Compounded RFR Rate for that RFR Banking Day; and
(b)	the applicable Credit Adjustment Spread.

“Compounding Methodology Supplement” means, in relation to the Daily Non-Cumulative Compounded RFR Rate or the Cumulative Compounded RFR Rate, a document which:

(a)	is agreed in writing by the Company, the Facility Agent (in its own capacity) and the Facility Agent (acting on the instructions of the Majority ZAR Lenders);
(b)	specifies a calculation methodology for that rate; and
(c)	has been made available to the Company and each Finance Party.

“Credit Adjustment Spread” means any rate which is either:

(a)	specified as such in the Compounded Rate Terms; or
(b)

determined by the Facility Agent (or by any other Finance Party which agrees to determine that rate in place of the Facility Agent) in accordance with the methodology specified in the Compounded Rate Terms.

“Cumulative Compounded RFR Rate” means, in relation to an Interest Period for a Compounded Rate Loan, the percentage rate per annum determined by the Facility Agent (or by any other Finance Party which agrees to determine that rate in place of the Facility Agent) in accordance with the methodology set out in Schedule 20 (Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement.

“Daily Non-Cumulative Compounded RFR Rate” means, in relation to any RFR Banking Day during an Interest Period for a Compounded Rate Loan, the percentage rate per annum determined by the Facility Agent (or by any other Finance Party which agrees to determine that rate in place of the Facility Agent) in accordance with the methodology set out in Schedule 19 (Daily Non-Cumulative Compounded RFR Rate) or in any relevant Compounding Methodology Supplement.

“Daily Rate” means the rate specified as such in the Compounded Rate Terms.

“Finance Document” means:

(a)	the Facilities Agreement;
(b)	the Amendment Agreement;
(c)	each Security Document;
(d)	the Nigeria Guarantee;
(e)	each Fee Letter;
(f)	the Subordination Agreement;
(g)	any Compounding Methodology Supplement;

(h)	any Compounded Rate Supplement;
(i)	each Compliance Certificate;
(j)	each Utilisation Request;
(k)	each Increase Confirmation;
(l)	each Accession Letter;
(m)	each Resignation Letter;
(n)	each Selection Notice;
(o)	any other subordination agreement entered into in respect of any Permitted Financial Indebtedness; or
(p)	any other document designated as such by the Facility Agent and the Company.

“Funding Rate” means any individual rate notified by a Lender to the Facility Agent pursuant to paragraph (a) of Clause 10.5 (Cost of Funds).

“Historic RFR” means, in relation to an RFR Banking Day, the most recent RFR for a day which is no more than 3 RFR Banking Days before that RFR Banking Day.

“Johannesburg Market” means:

(a)	subject to paragraph (b) below, the South African interbank market; and
(b)	on and from the Rate Switch Date, the market specified as such in the Compounded Rate Terms.

“Lookback Period” means the number of days specified as such in the Compounded Rate Terms.

“Market Disruption Rate” means the rate (if any) specified as such in the Compounded Rate Terms.

“Rate Switch Date” means the first day of the first Interest Period that commences after the Amendment Date, being 15 October 2026, or such other date as the Company and the Facility Agent (acting on the instructions of the Majority ZAR Lenders) may agree in writing.

“Reference Rate” means:

(a)	in relation to any Facility A Loan:
(i)	the applicable Term SOFR as of the Specified Time for dollars and for a period equal in length to the Interest Period of that Loan; or
(ii)	as otherwise determined pursuant to Clause 10.1 (Unavailability of Term SOFR);
(b)	in relation to any Facility B Loan which is a Term Rate ZAR Loan:
(i)	the applicable JIBAR as of the Specified Time for the offering of deposits in ZAR for a period equal in length to the Interest Period of the relevant Loan; or
(ii)	as otherwise determined pursuant to Clause 10.2 (Changes to the Calculation of Interest – Facility B Loans); and

(c)	in relation to any Compounded Rate Loan, the Compounded Reference Rate for the relevant day during the Interest Period of that Loan,

and if, in the case of paragraphs (a) or (b), that rate is less than zero, the relevant Reference Rate shall be deemed to be zero.

“Reporting Day” means the day (if any) specified as such in the Compounded Rate Terms.

“Reporting Time” means the relevant time (if any) specified as such in the Compounded Rate Terms.

“RFR” means the rate specified as such in the Compounded Rate Terms.

“RFR Banking Day” means any day specified as such in the Compounded Rate Terms.

“Term Rate ZAR Loan” means any Facility B Loan or, if applicable, Unpaid Sum relating to Facility B which is not a Compounded Rate Loan.

2.	Amending the Facilities Agreement so that any references to “Facility B Loan” or “Loan” (in the context of a Facility B Loan) in:
(a)	the definitions for “Interpolated Reference Rate” and “JIBAR”; and
(b)	Clause 8.3 (Default Interest) of the Facilities Agreement, to the extent it applies to a Facility B Loan; and
(c)

any provisions in the Facilities Agreement which, immediately prior to the Amendment Date, regulate changes to the calculation of interest, Market Disruption and Break Costs applicable to a Facility B Loan (as applicable), shall, in each case, be construed as a reference to a “Term Rate ZAR Loan” as defined in this Schedule.

3.	Inserting new paragraphs (m), (n), (o), (p) and (q) in Clauses 1.2 (Construction) as follows:
(m)	A reference in this Agreement to a Central Bank Rate shall include any successor rate to, or replacement rate for, that rate.
(n)	Any Compounded Rate Supplement overrides anything in:
(i)	Schedule 18 (Compounded Rate Terms); or
(ii)	any earlier Compounded Rate Supplement.
(o)	A Compounding Methodology Supplement relating to the Daily Non-Cumulative Compounded RFR Rate or the Cumulative Compounded RFR Rate overrides anything relating to that rate in:
(i)	Schedule 19 (Daily Non-Cumulative Compounded RFR Rate) or Schedule 20 (Cumulative Compounded RFR Rate), as the case may be; or
(ii)	any earlier Compounding Methodology Supplement.
(p)

The determination of the extent to which a rate is “for a period equal in length” to an Interest Period shall disregard any inconsistency arising from the last day of that Interest Period being determined pursuant to the terms of this Agreement.

(q)	A reference in this Agreement to a Published Rate in Clause 38.4 (Changes to reference rates) shall include a RFR.

4.	Deleting Clause 7.7 in its entirety and replacing it with the following:
7.7	Voluntary Prepayment
(a)	The Company may, if it gives the Facility Agent not less than:
(i)

in the case of a Facility A Loan, five Business Days’ (or in any case any such shorter period as the Facility Agent (acting on the instructions of the Majority Lenders) and the Facility Agent (acting on its own behalf) may agree) prior notice;

(ii)	in the case of a Facility B Loan that is a Term Rate ZAR Loan, five Business Days’ (or such shorter period as the Facility Agent may agree) prior notice; or
(iii)	in the case of a Facility B Loan that is a Compounded Rate Loan, five RFR Banking Days’ (or such shorter period as the Majority ZAR Lenders and the Facility Agent may agree) prior notice,

prepay the whole or any part of a Loan, provided that a prepayment of part of a Loan under this Clause 7.7 must be in a minimum amount of (i) USD 10,000,000 in respect of a Facility A Loan and (ii) ZAR 200,000,000 in respect of a Facility B Loan, and provided further that Facility A and Facility B must be prepaid on a pro rata basis.

5.	Inserting new Clause 8A (Rate Switch) as follows:
8A	Rate Switch
8A.1	Switch to Compounded Reference Rate

Subject to Clause 8A.2 (Delayed Switch for existing Term Rate ZAR Loans), on and from the Rate Switch Date:

(a)	use of the Compounded Reference Rate will replace the use of JIBAR for the calculation of interest for Facility B Loans; and
(b)

any Facility B Loan or Unpaid Sum relating to Facility B shall be a Compounded Rate Loan and Clause 8.1(b) (Calculation of Interest – Compounded Rate Loans) shall apply to each such Facility B Loan or Unpaid Sum.

8A.2	Delayed switch for existing Term Rate ZAR Loans

If the Rate Switch Date falls before the last day of an Interest Period for a Term Rate ZAR Loan:

(a)	that Facility B Loan shall continue to be a Term Rate ZAR Loan for that Interest Period and Clause 8.1(a) (Calculation of interest) shall continue to apply to that Loan for that Interest Period; and
(b)	any provision of this Agreement which is expressed to apply on and from the Rate Switch Date shall not apply in relation to that Loan for that Interest Period; and
(c)	on and from the first day of the next Interest Period (if any) for that Loan:

(i)	that Loan shall be a Compounded Rate Loan; and
(ii)	Clause 8.1(b) (Calculation of interest – Compounded Rate Loans) shall apply to that Loan.
6.	Deleting Clause 8.1 (Calculation of interest) in its entirety and replacing it with the new Clause 8.1, as follows:
8.1	Calculation of interest
(a)	The rate of interest on each Loan for an Interest Period is the percentage rate per annum which is the aggregate of the applicable:
(i)	Margin; and
(ii)	Reference Rate for the currency of that Loan.
(b)

If any day during an Interest Period for a Compounded Rate Loan is not an RFR Banking Day, the rate of interest on that Compounded Rate Loan for that day will be the rate applicable to the immediately preceding RFR Banking Day.

7.	Deleting Clause 8.4 (Notification of Rates of Interest) in its entirety and replacing it with new Clause 8.4 as follows:
8.4	Notifications of Rates of Interest
(a)	The Facility Agent shall promptly notify the relevant Lenders and the Company of the determination of a rate of interest under this Agreement.
(b)	The Facility Agent shall promptly upon a Compounded Rate Interest Payment being determinable notify:
(i)	the Company of that Compounded Rate Interest Payment;
(ii)	each relevant Lender of the proportion of that Compounded Rate Interest Payment which relates to that Lender’s participation in the relevant Compounded Rate Loan; and
(iii)	the relevant Lenders and the Company of:
(A)	each applicable rate of interest relating to the determination of that Compounded Rate Interest Payment; and
(B)	to the extent it is then determinable, the Market Disruption Rate (if any) relating to the relevant Compounded Rate Loan.

This paragraph 8.4(b) shall not apply to any Compounded Rate Interest Payment determined pursuant to Clause 10.5 (Cost of Funds).

(c)	The Facility Agent shall promptly notify the Company of each Funding Rate relating to a Loan.

(d)

The Facility Agent shall promptly notify the relevant Lenders and the Company of the determination of a rate of interest relating to a Compounded Rate Loan to which Clause 10.5 (Cost of Funds) applies.

(e)	This Clause 8.4 shall not require the Facility Agent to make any notification to any Party on a day which is not a Business Day.
(f)	The Facility Agent shall, promptly upon becoming aware of the occurrence of the Rate Switch Date, notify the Company and each Lender of that occurrence.
8.	Inserting a new paragraph (h) in Clause 9.1 (Selection of Interest Periods) as follows:
(h)	No Interest Period for a Compounded Rate Loan shall be longer than six Months.
9.	Deleting Clause 9.2 (Non-Business Days) in its entirety and replacing it with new Clause 9.2 as follows:
9.2	Non-Business Days
(a)

Other than where paragraph (b) below applies, if an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

(b)

If the Loan or Unpaid Sum is a Compounded Rate Loan and there are rules specified as Business Day Conventions in the Compounded Rate Terms, those rules shall apply to each Interest Period for that Loan or Unpaid Sum.

10.	Deleting Clause 10.2 (Unavailability of JIBAR) in its entirety and replacing it with new Clause 10.2, as follows:
10.2	Unavailability of Reference Rates – Facility B Loans
(a)	Unavailability of JIBAR Prior to Rate Switch Date
(i)

Interpolated Reference Rate: If no JIBAR is available for the Interest Period of a Facility B Loan, the applicable Reference Rate for ZAR shall be the Interpolated Reference Rate for ZAR for a period equal in length to the Interest Period of that Facility B Loan.

(ii)

Reference Bank Rate: If paragraph (i) above applies but it is not possible to calculate the Interpolated Reference Rate, the applicable Reference Rate shall be the Reference Bank Rate as of the Specified Time for ZAR and for a period equal in length to the Interest Period of that Facility B Loan.

(iii)

Cost of Funds: If paragraph (ii) above applies but no Reference Bank Rate is available then there shall be no JIBAR for that Facility B Loan and Clause 10.5 (Cost of Funds) shall apply to that Facility B Loan for that Interest Period.

(b)	Interest calculation if no RFR or Central Bank Rate

If:

(i)

there is no applicable RFR or Central Bank Rate for the purposes of calculating the Daily Non-Cumulative Compounded RFR Rate for an RFR Banking Day during an Interest Period for a Compounded Rate Loan; and

(ii)	“Cost of funds will apply as a fallback” is specified in the Compounded Rate Terms, Clause 10.5 (Cost of Funds) shall apply to that Facility B Loan for that Interest Period.
11.	Deleting Clause 10.3 (Market Disruption) in its entirety and replacing it with a new Clause 10.3, as follows:
10.3	Market Disruption
(a)

In the case of a Facility A Loan, if before close of business in London on the Quotation Day for the relevant Interest Period, the Facility Agent receives notification from a Lender or Lenders under a Facility A Loan (whose participations in that Loan exceed 35% of that Loan) that its cost of funds relating to its participation in that Facility A Loan would be in excess of Term SOFR, then Clause 10.5 (Cost of Funds) will apply to that Loan for the relevant Interest Period.

(b)

In the case of a Term Rate ZAR Loan, if before close of business in Johannesburg on the Quotation Day for the relevant Interest Period, the Facility Agent receives notification from a Lender or Lenders under a Term Rate ZAR Loan (whose participations in that Loan exceed 35% of that Loan) that its cost of funds relating to its participation in that Loan would be in excess of JIBAR, then Clause 10.5 (Cost of Funds) will apply to that Loan for the relevant Interest Period.

(c)	In the case of a Compounded Rate Loan:
(i)	if a Market Disruption Rate is specified in the Compounded Rate Terms; and
(ii)

before the Reporting Time, the Facility Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed 35 per cent. of that Loan) that the cost to it of funding its participation in that Loan would be in excess of that Market Disruption Rate, then Clause 10.5 (Cost of Funds) shall apply to that Loan for the relevant Interest Period.

10.5	Cost of Funds
(a)

If this Clause 10.5 applies to a Loan for an Interest Period, Clause 8.1 (Calculation of interest) shall not apply to that Loan for that Interest Period and the rate of interest on that Loan for that Interest Period shall be:

(i)	in respect of a Facility A Loan, the percentage rate per annum which is the sum of:

(A)	the applicable Margin; and
(B)

the weighted average of the rates notified to the Facility Agent by each Lender as soon as practicable but in any event within five Business Days before the date on which interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum its cost of funds relating to its participation in that Facility A Loan.

(ii)	in respect of Term Rate ZAR Loans, the percentage rate per annum which is the sum of:
(A)	the applicable Margin; and
(B)

the weighted average of the rates notified to the Facility Agent by each Lender as soon as practicable but in any event within five Business Days before the date on which interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum its cost of funds relating to its participation in that Term Rate ZAR Loan;

(iii)	in respect of a Compounded Rate Loan, the percentage rate per annum which is the sum of:
(A)	the applicable Margin; and
(B)

the weighted average of the rates notified to the Facility Agent by each Lender as soon as practicable and in any event, by the Reporting Time, to be that which expresses as a percentage rate per annum the cost to the relevant Lender of the Compounded Rate Loan or Unpaid Sum from whatever source it may reasonably select.

(b)

If this Clause 10.5 applies and the Facility Agent or the Company so requires, the Facility Agent and the Company shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest.

(c)

Any alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of the Majority USD Lenders (in relation to any alternative basis for a Facility A Loan) or the Majority ZAR Lenders (in relation to any alternative basis for Facility B Loan) and the Company, be binding on all Parties.

(d)	If this Clause 10.5 applies pursuant to Clause 10.3 (Market Disruption) or otherwise, and:
(i)	in relation to a Facility A Loan:

(A)	a Lender’s Funding Rate is less than Term SOFR; or
(B)	a Lender does not supply a quotation by the time specified in paragraph (a)(i) above,

the cost to that Lender of funding its participation in that Loan for that Interest Period shall be deemed, for the purposes of paragraph (a) above, to be Term SOFR.

(ii)	in relation to a Term Rate ZAR Loan:
(A)	a Lender’s Funding Rate is less than JIBAR; or
(B)	a Lender does not supply a quotation by the time specified in paragraph 10.5(a)(ii) above,

the cost to that Lender of funding its participation in that Loan for that Interest Period shall be deemed, for the purposes of paragraph 10.5(a) above, to be JIBAR; and

(iii)	in relation to a Compounded Rate Loan:
(A)	a Lender’s Funding Rate is less than the Market Disruption Rate; or
(B)	a Lender does not supply a quotation by the time specified in paragraph 10.5(a)(iii) above,

the cost to that Lender of funding that Loan for that Interest Period shall be deemed, for purposes of paragraph 10.5(a) above, to be the Market Disruption Rate.

(e)

If this Clause 10.5 applies to a Loan but any Lender does not notify the Facility Agent of a rate by the time specified in paragraph (a) above, the rate of interest on the relevant Loan for the Interest Period will be calculated on the basis of the rates notified by the other Lenders.

12.	Deleting Clause 10.7 (Break Costs) in its entirety and replacing it with a new Clause 10.7, as follows:
10.7	Break Costs
(a)

Subject to paragraph 10.7(b) below, the Company shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs (if any) attributable to all or any part of a Loan or Unpaid Sum being paid by the Company on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b)	Paragraph 10.7(a) above shall apply in respect of a Compounded Rate Loan if an amount is specified as Break Costs in the Compounded Rate Terms.

(c)

Each Lender shall, as soon as reasonably practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in respect of which they become, or may become, payable.

13.	Deleting Clause 35.3 (Day Count Convention and Interest Calculation) in its entirety and replacing it with the new Clause 35.3, as follows:
35.3	Day Count Convention and Interest Calculation
(a)	Any interest, commission or fee accruing under a Finance Document will accrue from day to day and the amount of any such interest, commission or fee is calculated:
(i)

on the basis of the actual number of days elapsed and a year of 360 days (in respect of any Facility A Loan or any amount denominated in USD) or 365 days (in respect of any Facility B Loan, any Compounded Rate Loan or any amount denominated in ZAR) (irrespective of whether the year in question is a leap year); and

(ii)	subject to paragraph 35.3(b) below, without rounding.
(b)	The aggregate amount of any accrued interest, commission or fee which is, or becomes, payable by the Company under a Finance Document shall be rounded to two decimal places.
14.	Inserting a new Schedule 18 (Compounded Rate Terms) in the form of Appendix 1 (Schedule 18 – Compounded Rate Terms).
15.	Inserting a new Schedule 19 (Daily Non-Cumulative Compounded RFR Rate) in the form of Appendix 2 (Schedule 19 – Daily Non-Cumulative Compounded RFR Rate).
16.	Inserting a new Schedule 20 (Cumulative Compounded RFR Rate) in the form of Appendix 3 (Schedule 20 – Cumulative Compounded RFR Rate).

Appendix 1

Schedule 18 – Compounded Rate Terms

Currency:	ZAR (Facility B)

Cost of funds as a fallback

Cost of funds will apply as a fallback.

Definitions

Break Costs:	None specified

Business Day Conventions (definition of Month and Clause 9.2 (Non-Business Days)):

(a)

If any period is expressed to accrue by reference to a Month or any number of Months then, in respect of the last Month of that period:

(i)

subject to paragraph (iii) below, if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(ii)

if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(iii)

if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

(b)

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

Central Bank Rate:	The repurchase rate of the South African Reserve Bank as published by the South African Reserve Bank from time to time.

Central Bank Rate Adjustment:

The Central Bank Rate Adjustment in relation to the Central Bank Rate for any RFR Banking Day is the 20 per cent. trimmed arithmetic mean (calculated by the Facility Agent) of the Central Bank Rate Spreads for the five most immediately preceding RFR Banking Days (each a "Reference Day") for which the RFR and the Central Bank Rate are available, where:

“Central Bank Rate Spread” means, in relation to a Reference Day, the difference (expressed as a percentage rate per annum) calculated by the Facility Agent between: (a) the RFR for that Reference Day; and (b) the Central Bank Rate for that Reference Day.

Credit Adjustment Spread:

In relation to an Interest Period for a Compounded Rate Loan, the rate, expressed as a percentage rate per annum, specified in column B for the relevant length of Interest Period specified in column A as follows:

	Column A — Length of Interest Period	Column B — Applicable Credit Adjustment Spread
	1 Month	0.1142%
	3 Month	0.1619%
	6 Month	0.4323%

Daily Rate:

The Daily Rate for any RFR Banking Day is:

(a)

the RFR for that RFR Banking Day;

(b)

if the RFR for that RFR Banking Day is not available, the Historic RFR for that RFR Banking Day which is no more than 3 (three) RFR Banking Days before that RFR Banking Day;

(c)

if paragraph (b) above applies but the Historic RFR for that RFR Banking Day is not available, the percentage rate per annum which is the aggregate of:

(i)

the Central Bank Rate for that RFR Banking Day; and

(ii)

the applicable Central Bank Rate Adjustment; or

(d)

if paragraph (c) above applies but the Central Bank Rate for that RFR Banking Day is not available, the percentage rate per annum which is the aggregate of:

(i)

the most recent Central Bank Rate for a day which is no more than 5 (five) RFR Banking Days before that RFR Banking Day; and

(ii)

the applicable Central Bank Rate Adjustment,

rounded, in either case, to three decimal places and if, in either case, the aggregate of that rate and the applicable Credit Adjustment Spread is less than zero, the Daily Rate shall be deemed to be such a rate that the aggregate of the Daily Rate and the applicable Credit Adjustment Spread is zero.

Lookback Period:	Five RFR Banking Days.

Market Disruption Rate:	The percentage rate per annum which is the aggregate of: (a) the Cumulative Compounded RFR Rate for the Interest Period of the relevant Loan; and (b) the applicable Credit Adjustment Spread.

Johannesburg Market:	The ZAR overnight wholesale funding market.

Reporting Day:	The day which is the Lookback Period prior to the last day of the Interest Period or, if that day is not a Business Day, the immediately following Business Day.

RFR:

The South African Rand overnight index average (ZARONIA) administered by the South African Reserve Bank (or any other person which takes over the administration of that rate) published by the South African Reserve Bank (or any other person which takes over the publication of that rate).

RFR Banking Day:	A day (other than a Saturday, a Sunday or official public holiday) on which banks are open for general business in Johannesburg.

Reporting Times

Deadline for Lenders to report market disruption in accordance with Clause 10.3 (Market Disruption)	Close of business in Johannesburg on the Reporting Day.

Deadline for Lenders to report their cost of funds in accordance with Clause 10.5 (Cost of Funds)

Close of business on the date falling two Business Days after the Reporting Day (or, if earlier, on the date falling two Business Days before the date on which interest is due to be paid in respect of the Interest Period for the relevant Loan).

Appendix 2

Schedule 19 – Daily Non-Cumulative Compounded RFR Rate

The Daily Non-Cumulative Compounded RFR Rate for any RFR Banking Day “i” during an Interest Period for a Compounded Rate Loan is the percentage rate per annum (without rounding, to the extent reasonably practicable for the Finance Party performing the calculation, taking into account the capabilities of any software used for that purpose) calculated as set out below:

where:

UCCDRi means the Unannualised Cumulative Compounded Daily Rate for that RFR Banking Day i;

UCCDRi-1 means, in relation to that RFR Banking Day i, the Unannualised Cumulative Compounded Daily Rate for the immediately preceding RFR Banking Day (if any) during that Interest Period;

ni means the number of calendar days from, and including, that RFR Banking Day i up to, but excluding, the following RFR Banking Day; and

the Unannualised Cumulative Compounded Daily Rate for any RFR Banking Day (the Cumulated RFR Banking Day) during that Interest Period is the result of the below calculation (without rounding, to the extent reasonably practicable for the Finance Party performing the calculation, taking into account the capabilities of any software used for that purpose).

where:

ACCDR means the Annualised Cumulative Compounded Daily Rate for that Cumulated RFR Banking Day;

tni means the number of calendar days from, and including, the first day of the Cumulation Period to, but excluding, the RFR Banking Day which immediately follows the last day of the Cumulation Period;

Cumulation Period means the period from, and including, the first RFR Banking Day of that Interest Period to, and including, that Cumulated RFR Banking Day; and

the Annualised Cumulative Compounded Daily Rate for that Cumulated RFR Banking Day is the percentage rate per annum (rounded to four decimal places) calculated as set out below:

where:

d0 means the number of RFR Banking Days in the Cumulation Period;

Cumulation Period has the meaning given to that term above;

i means a series of whole numbers from one to d0, each representing the relevant RFR Banking Day in chronological order in the Cumulation Period;

DailyRatei-LP means, for any RFR Banking Day i in the Cumulation Period, the Daily Rate for the RFR Banking Day which is the applicable Lookback Period prior to that RFR Banking Day i;

ni means, for any RFR Banking Day i in the Cumulation Period, the number of calendar days from, and including, that RFR Banking Day i up to, but excluding, the following RFR Banking Day; and

tni has the meaning given to that term above.

Appendix 3

Schedule 20 – Cumulative Compounded RFR Rate

The Cumulative Compounded RFR Rate for any Interest Period for a Compounded Rate Loan is the percentage rate per annum (rounded to four decimal places) calculated as set out below:

where:

d0 means the number of RFR Banking Days during the Interest Period;

i means a series of whole numbers from one to d0, each representing the relevant RFR Banking Day in chronological order during the Interest Period;

Daily Ratei-LP means for any RFR Banking Day i during the Interest Period, the Daily Rate for the RFR Banking Day which is the applicable Lookback Period prior to that RFR Banking Day i;

ni means, for any RFR Banking Day i, the number of calendar days from, and including, that RFR Banking Day i up to, but excluding, the following RFR Banking Day; and

d means the number of calendar days during that Interest Period.

Signatories

The Company and Obligors’ Agent

Signed at Location this 13th day of October 2026 For and on behalf of IHS Holding Limited	/s/ Steve Howden
By: Steve Howden Capacity: EVP, Group CFO Who warrants his/her authority hereto

The Facility Agent

Signed at Sandton this 13th day of October 2026 For and on behalf of FirstRand Bank Limited (acting through its Rand Merchant Bank division)	/s/ Siphesihle Khoza
By: Siphesihle Khoza Capacity: Authorised Signatory Who warrants his/her authority hereto

/s/ Miranda Abraham
By: Miranda Abraham Capacity: Authorised Signatory Who warrants his/her authority hereto